UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

STANDARD MANAGEMENT CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

853612109
(CUSIP Number)

KATHLEEN S. KIEFER, ESQ.

Ice Miller

One American Square

Box 82001

Indianapolis, IN  46282-0200

(317) 236-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Jerry D. Stoltz, Sr.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
158,000
8. Shared Voting Power
0
9. Sole Dispositive Power
158,000
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
158,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
2.0%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
William A. Granberry
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
10
8. Shared Voting Power
0
9. Sole Dispositive Power
10
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
10

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
Less than 1%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Joyce B. Granberry
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
104,580
8. Shared Voting Power
0
9. Sole Dispositive Power
104,580
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
104,580

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.3%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Suellen Granberry-Hager
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
91,596
8. Shared Voting Power
0
9. Sole Dispositive Power
91,596
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,596

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
William A. Granberry, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
0
8. Shared Voting Power
90,724
9. Sole Dispositive Power
0
10. Shared Dispositive Power
90,724
11. Aggregate Amount Beneficially Owned by Each Reporting Person
90,724

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.1%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Gayle G. Walker (formerly Granberry)
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
91,596
8. Shared Voting Power
0
9. Sole Dispositive Power
91,596
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,596

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP NO.: 853612109
1. Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)
Julia G. King
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
7. Sole Voting Power
91,596
8. Shared Voting Power
0
9. Sole Dispositive Power
91,596
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
91,596

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Standard Management Corporation, an Indiana corporation (the "Issuer"), that the Reporting Persons own of record or beneficially. The principal executive offices of the Issuer are located at 10689 North Pennsylvania Street, Indianapolis, Indiana 46280.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by the following persons (collectively, the "Reporting Persons"): Jerry D. Stoltz, Sr., William A. Granberry; Joyce B. Granberry; Suellen Granberry-Hager; William A. Granberry, Jr.; Gayle G. Walker; and Julia G. King.

Jerry D. Stoltz, Sr. is a citizen of the United States and his principal address is 4355 Mashie Drive, Pfafftown, North Carolina 27040. He is employed as President of ARS, LLC located at 8075 North Point Blvd., Suite M, Winston-Salem, North Carolina 27106. He has no family relationship with the other Reporting Persons.

William A. Granberry is a citizen of the United States and his principal address is 3990 Losillias Drive, Sarasota, Florida 34238. He is retired. He is the husband of Joyce B. Granberry and father of Suellen Granberry-Hager, William A. Granberry, Jr., Gayle G. Walker and Joyce G. King.

Joyce B. Granberry is a citizen of the United States and her principal address is 3990 Losillias Drive, Sarasota, Florida 34238. She is not employed. She is the wife of William A. Granberry and mother of Suellen Granberry-Hager, William A. Granberry, Jr., Gayle G. Walker and Joyce G. King.

Suellen Granberry-Hager is a citizen of the United States and her principal address is 6444 Amberwoods Drive, Boca Raton, Florida 33433. She is not employed. She is the daughter of William A. Granberry and Joyce B. Granberry and sister of William A. Granberry, Jr., Gayle G. Walker and Julia G. King.

William A. Granberry, Jr. is a citizen of the United States and his principal address is 203 Lewey Brook Drive, Cary, North Carolina 27519. He is employed as a real estate appraiser by Dodd and Associates located at 5711 Six Forks Road, Raleigh, North Carolina 27609. He is the son of William A. Granberry and Joyce B. Granberry and brother of Suellen Granberry-Hager, Gayle G. Walker and Julia G. King.

Gayle G. Walker (formerly, Granberry) is a citizen of the United States and her principal address is 3757 Parkridge Circle, Sarasota, Florida 34232. She is not employed. She is the daughter of William A. Granberry and Joyce B. Granberry and sister of Suellen Granberry-Hager, William A. Granberry, Jr. and Julia G. King.

Julia G. King is a citizen of the United States and her principal address is 201 Kimberly Drive, Greensboro, North Carolina 27408. She is not employed. She is the daughter of William A. Granberry and Joyce B. Granberry and sister of Suellen Granberry-Hager, William A. Granberry, Jr. and Gayle G. Walker.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as described below, each of the Reporting Person received their shares of the Common Stock in connection with the merger (the "Merger") of Savers Life Insurance Company ("Savers") with a subsidiary of the Company on March 3, 1998. On the date of the Merger, each Reporting Person held shares of the common stock of Savers and, as a result of the Merger, such shares of Savers were converted into the shares of Common Stock of the Company held by the Reporting Persons on the date hereof.

William A. Granberry purchased the 10 shares of Common Stock which he owned on the date hereof on the open market using personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired and hold the shares of Common Stock for investment purposes. Each may purchase, hold, vote, trade, dispose or otherwise deal in the shares of Common Stock at such times and in such manner as such Reporting Person deems advisable.

The Reporting Persons intend to act as a group to vote on certain matters presented to the shareholders of the Issuer, including but not limited to the proposed sale of the Company’s financial services business (conducted by the Company's subsidiary Standard Life Insurance Company of Indiana). At the present time, the Reporting Persons have no plans and do not intend to propose:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)            Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest In Securities Of The Issuer.

(a)           As a group, the Reporting Persons hold a total of 628,102 shares of the Common Stock, or approximately 7.9% of the total outstanding shares of the Common Stock, as reported by the Issuer on Form 10-K for the year ended December 31, 2004.        Information with respect to the percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Schedule 13D and is incorporated herein by reference.

(b)           Information as to the voting power and dispositive power of each Reporting Person with respect to the shares of Common Stock is included in the cover pages to this Schedule 13D and is incorporated herein by reference. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by any other Reporting Person and none of the Reporting Persons share voting or dispositive power with another Reporting Person.

William A. Granberry and Joyce B. Granberry are spouses and collectively hold 104,590 shares of Common Stock; however, they disclaim beneficial ownership of each others shares as they do not share voting or dispositive power with respect to such shares.

William A. Granberry, Jr.'s 90,724 shares of Common Stock are held in a joint brokerage account, which account is in the name of he and his wife, Wendy K. Granberry. Wendy K. Granberry is a citizen of the United States and her principal residence is 203 Lewey Brook Drive, Cary, North Carolina 27519. She is employed as a clinical specialist by GlaxoSmithKline located at 5 Moore Drive, Research Triangle Park, North Carolina 27709. During the last five years, Wendy K. Granberry has not been (i) in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           Except as described below, no Reporting person has engaged in a transaction in the Common Stock within the past 60 days.

On March 29, 2005, William A. Granberry purchased 10 shares of the Common Stock in an open market purchase at a price per share of $2.99.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2005	/s/ Jerry D. Stoltz, Sr. Jerry D. Stoltz, Sr.
Date: May 9, 2005	/s/ William A. Granberry William A. Granberry
Date: May 9, 2005	/s/ Joyce B. Granberry Joyce B. Granberry
Date: May 9, 2005	/s/ Suellen Granberry-Hager Suellen Granberry-Hager
Date: May 10, 2005	/s/ William A. Granberry, Jr. William A. Granberry, Jr.
Date: May 9, 2005	/s/ Gayle G. Walker Gayle G. Walker (formerly, Granberry)
Date: May 9, 2005	/s/ Julia G. King Julia G. King

EXHIBIT INDEX

Exhibit No	Description

A	Joint Filing Agreement

Exhibit A

Agreement of

Joint Filing of Schedule 13D

The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Standard Management Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information pertaining to that party and will be responsible for that party's filing fees, if any.

Date: May 10, 2005

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 13D is true, complete and correct.

Date: May 10, 2005	/s/ Jerry D. Stoltz, Sr. Jerry D. Stoltz, Sr.
Date: May 9, 2005	/s/ William A. Granberry William A. Granberry
Date: May 9, 2005	/s/ Joyce B. Granberry Joyce B. Granberry
Date: May 9, 2005	/s/ Suellen Granberry-Hager Suellen Granberry-Hager
Date: May 10, 2005	/s/ William A. Granberry, Jr. William A. Granberry, Jr.
Date: May 9, 2005	/s/ Gayle G. Walker Gayle G. Walker (formerly, Granberry)
Date: May 9, 2005	/s/ Julia G. King Julia G. King